Laura Berezin

+1 206 452 8775

lberezin@cooley.com

January 4, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: J. Conlon Danberg

RE:	Personalis, Inc.

Registration Statement on Form S-3

Filed December 21, 2023

File No. 333-276204

Ladies and Gentlemen:

On behalf of Personalis, Inc. (the “Company”), we are providing this letter pursuant to our oral conversations with the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) on December 29, 2023 and January 3, 2024 with respect to the Company’s Registration Statement on Form S-3 (File No. 333-276204), filed on December 21, 2023 (the “Registration Statement”).

The table below sets forth the aggregate market value of shares of the Company’s outstanding common stock held by non-affiliates of the Company as of December 21, 2023, calculated in accordance with General Instruction I.B.1 of Form S-3. Other than the Company’s directors and executive officers, the Company has no other “affiliates” as that term is defined in Rule 405 under the Securities Act of 1933, as amended.

Shares Outstanding	50,182,691
Shares Issued and Beneficially Owned by Affiliates	381,133

Shares Outstanding Held by Non-Affiliates	49,801,558
Closing Price on November 27, 2023	$1.80

Public Float	$89,642,804

Pursuant to the above, the Company is eligible to offer securities under the Registration Statement pursuant to General Instruction I.B.1 of Form S-3.

We request that the Staff contact Laura Berezin or Asa Henin of Cooley LLP, outside counsel to the Company, at (206) 452-8775 or (858) 550-6104, with any questions or comments regarding this letter.

Cooley LLP    1700 Seventh Avenue    Suite 1900    Seattle, WA    98101-1355

t: +1 206 452 8700   f: +1 206 452 8800   cooley.com

Laura Berezin

+1 206 452 8775

lberezin@cooley.com

Sincerely,

Cooley LLP

By:	/s/ Laura Berezin
Laura Berezin

cc:	Christopher Hall, Personalis, Inc.

Aaron Tachibana, Personalis, Inc.

Stephen Moore, Personalis, Inc.

Asa Henin, Cooley LLP